SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
(Amendment No. 1)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALLEGIANCE TELECOM, INC.
(Name of Subject Company (Issuer))

ALLEGIANCE TELECOM, INC.
(Names of Filing Persons (Offerors))

Certain Options to Purchase Common Stock, par value $.01 per share (Title of Class of Securities)	01747T10 (CUSIP Number of Class of Securities) (Underlying Common Stock)

Mark B. Tresnowski, Esq.
Senior Vice President, General Counsel and Secretary
Allegiance Telecom, Inc.
700 E. Butterfield Rd., Suite 400
Lombard, Illinois 60148
Telephone: (630) 522-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
Gerald T. Nowak, Esq.
Kirkland & Ellis
200 East Randolph Drive, Suite 5400
Chicago, Illinois 60601
(312) 861-2075

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,825,846	$720

  *    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,992,565 shares of common stock of Allegiance Telecom, Inc., are exchanged for 3,744,424 shares of Restricted Stock, having an aggregate value of $7,825,846 as of April 24, 2002 (based on the closing price of the common stock of $2.09 on the Nasdaq National Market). The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

**    Previously paid in connection with the filing of Schedule TO by Allegiance Telecom, Inc. on April 26, 2002.

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    Third-party tender offer subject to Rule 14d-1.

☒    Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and restates the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 26, 2002 by Allegiance Telecom, Inc.

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated April 26, 2002 (the "Offer to Exchange"), attached as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)  The information set forth in the Offer to Exchange under section 9 ("Information Concerning Allegiance Telecom, Inc.") is incorporated herein by reference.

        (b)  This Schedule TO relates to an offer by Allegiance Telecom, Inc. to each Participant to exchange any or all of such Participant's unexercised options to purchase shares of our common stock, par value $.01 per share, that have an exercise price of $5.50 or greater (excluding outperform stock options) (the "Eligible Options"), that are outstanding under the Allegiance Telecom, Inc. 1998 Stock Incentive Plan, as amended (the "Plan"), for a certain number of restricted shares of our common stock (the "Restricted Stock") to be issued under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached as Exhibits (a)(1) and (a)(2) (the Letter of Transmittal and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer"). "Participants" mean our current vice presidents (other than city vice presidents), senior vice presidents, executive vice president and board members. Certain stock options granted on October 15, 2001 to our senior vice presidents and executive vice president are not included in this Offer and are not "Eligible Options."

        For every four shares of common stock issuable under Eligible Options that are tendered and accepted for exchange and cancellation, three shares of Restricted Stock will be issued. The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," section 1 ("Number of Shares of Restricted Stock; Expiration Date") and section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

        (c)  The information set forth in the Offer to Exchange under section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)  Allegiance Telecom, Inc. is the filing person. The information set forth in the Offer to Exchange in Schedule A and under section 9 ("Information Concerning Allegiance Telecom, Inc.") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)  The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," section 1 ("Number of Shares of Restricted Stock; Expiration Date"), section 3 ("Procedures for Tendering Options"), section 4 ("Withdrawal Rights"), section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock"), section 6 ("Conditions of the Offer"), section 8 ("Source and Amount of Consideration; Terms of Restricted Stock"), section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), section 12 ("Legal Matters; Regulatory Approvals"), section 13 ("Material Federal Income Tax Consequences") and section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

        (e)  The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)  The information set forth in the Offer to Exchange under section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange on the introductory pages and under section 1 ("Number of Shares of Restricted Stock; Expiration Date"), section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock") and section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c)  The information set forth in the Offer to Exchange under section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)  The information set forth in the Offer to Exchange under section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") and section 15 ("Fees and Expenses") is incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange under section 6 ("Conditions of the Offer") is incorporated herein by reference.

        (d)  Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)  The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

        (a)  Not applicable.

Item 10.    Financial Statements.

        (a)  The information set forth in the Offer to Exchange under section 9 ("Information Concerning Allegiance Telecom, Inc.") and section 16 ("Additional Information"), in item 14 of Allegiance Telecom's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, the first two paragraphs under the caption "Certain Related Party Transactions" of Allegiance Telecom's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 and Item 1 of Allegiance Telecom's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002 is incorporated herein by reference.

        (b)  Not applicable.

Item 11.    Additional Information.

        (a)  The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)  Not applicable.

Item 12.    Exhibits.

        (a)    (1)    Offer to Exchange, dated April 26, 2002.

    (2)
    Form of Letter of Transmittal.

    (3)
    Form of Notice to Eligible Option Holders.

    (4)
    Form of Notice to Tendering Option Holders.

    (5)
    Form of Notice of Deferral.

    (6)
    Allegiance Telecom, Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission (the "Commission") on April 1, 2002 and incorporated herein by reference.

    (7)
    Allegiance Telecom, Inc. Amendment to its Annual Report on Form 10-K/A for fiscal year ended December 31, 2001, filed with the Commission on April 9, 2002, and incorporated herein by reference.

    (8)
    Allegiance Telecom, Inc. Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2002, filed with the Commission on May 15, 2002 and incorporated herein by reference.

    (9)
    Form of Letter to Eligible Option Holders, dated on or about May 22, 2002.

        (b)  Not applicable.

        (d)    (1) Allegiance Telecom, Inc. 1998 Stock Incentive Plan, incorporated by reference to Exhibit 10.6 of Allegiance Telecom's Registration Statement on Form S-1 (File No. 333-53475).

    (2)
    First Amendment to the Allegiance Telecom, Inc. 1998 Stock Incentive Plan, incorporated by reference to Exhibit 10.7 of Allegiance Telecom's Form 10-K for the fiscal year ended December 31, 1998.

    (3)
    Second Amendment to the Allegiance Telecom, Inc. 1998 Stock Incentive Plan, incorporated by reference to Exhibit 10.8 of Allegiance Telecom's Form 10-K for the fiscal year ended December 31, 1999.

    (4)
    Third Amendment to the Allegiance Telecom, Inc. 1998 Stock Incentive Plan, incorporated by reference to Exhibit 10.9 of Allegiance Telecom's Form 10-K for the fiscal year ended December 31, 2000.

    (5)
    Fourth Amendment to the Allegiance Telecom, Inc. 1998 Stock Incentive Plan, incorporated by reference to Exhibit 10.10 of Allegiance Telecom's Form 10-K for the fiscal year ended December 31, 2001.

    (6)
    Form of Restricted Stock Agreement pursuant to the 1998 Stock Incentive Plan, as Amended.

    (7)
    Secured Promissory Note of G. Clay Myers dated December 6, 1999 and Amended and Restated Pledge Agreement between G. Clay Myers and Allegiance Telecom, Inc. dated June 7, 2001, incorporated by reference to Allegiance Telecom's Form 10-K for the fiscal year ended December 31, 2001.

    (8)
    Full Recourse Promissory Note of Anthony J. Parella dated November 1, 2001 and Pledge Agreement between Anthony J. Parella and Allegiance Telecom Company Worldwide

      dated November 1, 2001, incorporated by reference to Allegiance Telecom's Form 10-K for the fiscal year ended December 31, 2001.

        (g)  Not applicable.

        (h)  Not applicable.

Item 13. Information Required by Schedule 13E-3.

        (a)  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1. to Schedule TO is true, complete and correct.

ALLEGIANCE TELECOM, INC.
/s/ ROYCE J. HOLLAND Royce J. Holland Chairman of the Board and Chief Executive Officer
Date: May 21, 2002

INDEX TO EXHIBITS

Exhibit Number		Description
(a)(1)	—	Offer to Exchange, April 26, 2002.
(a)(2)	—	Form of Letter of Transmittal.
(a)(3)	—	Form of Notice to Eligible Option Holders.
(a)(4)	—	Form of Notice to Tendering Option Holders.
(a)(5)	—	Form of Notice of Deferral.
(a)(6)	—
Allegiance Telecom, Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission (the "Commission") on April 1, 2002 and incorporated herein by reference.
(a)(7)	—	Allegiance Telecom, Inc. Amendment to its Annual Report on Form 10-K/A for fiscal year ended December 31, 2001, filed with the Commission on April 9, 2002 and incorporated herein by reference.
(a)(8)	—	Allegiance Telecom, Inc. Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2002, filed with the Commission on May 15, 2002 and incorporated herein by reference.
(a)(9)	—	Form of Letter to Eligible Option Holders, dated on or about May 22, 2002.
(d)(1)	—	Allegiance Telecom, Inc. 1998 Stock Incentive Plan, incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1 (File No. 333-53475).
(d)(2)	—	First Amendment to the Allegiance Telecom, Inc. 1998 Stock Incentive Plan, incorporated by reference to Exhibit 10.7 of its Form 10-K for the fiscal year ended December 31, 1998.
(d)(3)	—	Second Amendment to the Allegiance Telecom, Inc. 1998 Stock Incentive Plan, incorporated by reference to Exhibit 10.8 of its Form 10-K for the fiscal year ended December 31, 1999
(d)(4)	—	Third Amendment to the Allegiance Telecom, Inc. 1998 Stock Incentive Plan, incorporated by reference to Exhibit 10.9 of its Form 10-K for the fiscal year ended December 31, 2000.
(d)(5)	—	Fourth Amendment to the Allegiance Telecom, Inc. 1998 Stock Incentive Plan, incorporated by reference to Exhibit 10.10 of its Form 10-K for the fiscal year ended December 31, 2001.
(d)(6)	—	Form of Restricted Stock Agreement pursuant to the 1998 Stock Incentive Plan, as Amended.
(d)(7)	—
Secured Promissory Note of G. Clay Myers dated December 6, 1999 and Amended and Restated Pledge Agreement between G. Clay Myers and Allegiance Telecom, Inc. dated June 7, 2001, incorporated by reference to Allegiance Telecom's Form 10-K for the fiscal year ended December 31, 2001.
(d)(8)	—
Full Recourse Promissory Note of Anthony J. Parella dated November 1, 2001 and Pledge Agreement between Anthony J. Parella and Allegiance Telecom Company Worldwide dated November 1, 2001, incorporated by reference to Allegiance Telecom's Form 10-K for the fiscal year ended December 31, 2001.